1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	LOS ANGELES WASHINGTON BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS

Brian B. Margolis Member of the Firm Direct Dial 212.969.3345 bmargolis@proskauer.com

January 17, 2007

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Advanced Technology Acquisition Corp. - Registration Statement on Form S-1, File No. 333-137863

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Advanced Technology Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated January 11, 2007 (the “Comment Letter”).

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 2, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of the Registration Statement on November 22, 2006.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 2.

John Reynolds, Esq. United States Securities and Exchange Commission	January 17, 2007 Page 2 of 10

  Prospectus Summary, page 1

1.
We note your response to comment three of our letter dated November 17, 2006. We reissue the comment. The prior comment requested clarification about whether you could propose a transaction that would be conditioned on less than 19.99% of the public stockholders exercising their conversion. For instance, we have seen proposed acquisitions where a condition to the merger would be that only up to 10% of the shareholders could convert their shares. Such transaction based conditions by the target would not require an amendment to the company’s governing documents.

The Company states in the Registration Statement the following:

“We view the procedures governing the approval of our initial business combination (including, without limitation, the requirement that we complete a business combination in which public stockholders owning up to 19.99% of the shares sold in the initial public offering seek to exercise their conversion rights), each of which is set forth in our amended and restated certificate of incorporation, as obligations to our stockholders, and neither we nor our board of directors will propose, or seek stockholder approval of, any amendment of these procedures.”

In response to this comment, the Company has added the following sentence to the Registration Statement on pages 8 and 48:

“Furthermore, we will not propose a business combination to our stockholders with a transaction-specific condition requiring stockholders owning up to a lower percentage than 19.99% of the shares sold in the initial public offering seek to exercise their conversion rights.”

2.
We note your response to comments six and seven of our letter dated November 17, 2006. Please revise to clarify what you are offering an “alternative” to and how such alternative is “attractive.” When providing the requested clarification, please revise to substantiate your disclosure.

In response to this comment, the Company has deleted what was the second full paragraph on page 2 of Amendment No. 1 to the Registration Statement.

John Reynolds, Esq. United States Securities and Exchange Commission	January 17, 2007 Page 3 of 10

3.
Please revise to provide the basis for the disclosure on page two that there is a “general lack of market receptivity to initial public offerings for small and mid-cap operating companies.” Also, explain why there is a general lack of market receptivity to offerings of small and mid-cap companies but why such lack does not exist for small and mid-cap shell companies.

In response to this comment, the Company has deleted what was the second full paragraph on page 2 of Amendment No. 1 to the Registration Statement.

4.
Please revise to provide the basis for the disclosure that the lack of market receptivity lead to only five Israeli companies completing offerings in the United States. Also, please revise to discuss the basis for the disclosure that only five Israeli companies completed initial public offerings in the United States in 2005. If such disclosure exists for 2006, please revise to disclose.

In response to this comment, the Company has deleted what was the second full paragraph on page 2 of Amendment No. 1 to the Registration Statement.

  Risk Factors, page 12

5.
We note your response to comment 17 of our letter dated November 17, 2006. Your inability to acquire a company that does not have financial statements in conformance with U.S. GAAP is directly related to a disclosure requirement of the federal securities laws. As such, it is not clear how compliance with federal law is a risk to the company. Please advise or revise to clarify. If you continue to believe that compliance with federal law is a risk, please revise to clarify how not providing financial statements prepared in accordance with U.S. GAAP would be a benefit to U.S. investors.

The Company respectfully submits, as stated in response to prior comment 17, that compliance with the disclosure requirements of the federal securities laws is not the subject of this risk factor. Rather, as stated in the last sentence of the risk factor, “[t]hese financial statement requirements may limit the pool of potential target businesses which [the Company] may acquire.”

The Company is not stating that compliance with the disclosure requirements of the federal securities laws is a risk. The Company has revised this risk factor by adding the penultimate sentence stating explicitly that the Company will enter into a business combination only with a target business that has financial statements prepared in accordance with U.S. GAAP.

John Reynolds, Esq. United States Securities and Exchange Commission	January 17, 2007 Page 4 of 10

6.
We note your response to comment 18 of our letter dated November 17, 2006. We also note the risk factor subheading discloses that the industries are “highly competitive.” This continues to be a broad and generic risk factor. Because you have not located a business, you appear unable to provide specific competition related risk factors. As such, the risk associated with the uncertainty of your target has already been address by an earlier risk factor on page 17. For further guidance please refer to the “risk factor guidance” and “risk factor comments” sections of the updated staff legal bulletin 7a located at http://www.sec.gov/interps/legal/cfslb7a.htm.

In response to this comment, the Company has deleted what was risk factor 46 in Amendment No. 1 to the Registration Statement.

7.
We note your response to comment 19 of our letter dated November 17, 2006. Similar to your risk factor referencing U.S. GAAP, this risk factor references accounting treatment that would affect disclosure requirements. As such, it is not clear how this risk is specific to you. Please revise to clarify.

In response to this comment, the Company has deleted what was risk factor 49 in Amendment No. 1 to the Registration Statement.

8.
We note your response to comment 20 of our letter dated November 17, 2006. We note that the subheading to the first risk factor on page 31 addresses both the enforcement of legal rights and the location of assets. As such, we reissue comment 20. Also, it is not clear how your last risk factor on page 33 is not already discusses in some form on page 31. Please revise to clarify.

In response to this comment, the Company has deleted what was risk factor 54 in Amendment No. 1 to the Registration Statement, and has made certain revisions to the final risk factor in the Risk Factors section. Specifically, the second paragraph of the final risk factor now addresses the risk that it is possible that substantially all of the Company’s assets are going to located outside of the United States, while the third paragraph of the final risk factor now addresses the risk that each of the Company’s officers and directors resides outside of the United States. The first and fourth paragraphs of the final risk factor relate to both the Company and its officers and directors.

John Reynolds, Esq. United States Securities and Exchange Commission	January 17, 2007 Page 5 of 10

  Use of Proceeds, page 33

9.
We note your response to comment 23 of our letter dated November 17, 2006. We clarify that the previous comment was aimed at loans obtained to pay expenses associated with your search and consummation and not consideration for any target. For instance, there have been several blank check companies that have severely underestimated the expenses associated with the search, due diligence, and advising fees, which have resulted in them taking bank loans or lines of credit that would be multiples of the proceeds not held in trust or interest earned. Please revise to clarify if you could obtain such loans and if so, disclose the parties to be liable for such debt.

The Company has revised the third full paragraph on page 35 of the Registration Statement in response to this comment to make it clear that no funds from the trust account will be used to repay any loan incurred by the Company to pay expenses associated with its search for, and consummation of, an acquisition.

  Capitalization page 38

10.	It appears the subtotal for total stockholders’ equity after the offering inappropriately includes common stock subject to possible redemption. Refer to ASR 268.

The Company has revised the Capitalization table on page 37 to include the caption “Total Permanent Stockholders’ Equity,” and the corresponding amount excludes amounts classified as temporary equity.

  Dilution, page 39

11.
We note your response to prior comment 25 of our letter dated November 17, 2006. Although the $4 million will not become due immediately after the completion of the offering, the amount is a component of offering expenses, the underwriter is entitled to the amount for services rendered in connection with the offering, and the consummation of a business combination is your sole business purpose. Please address these facts and explain why the amount has not been included in your calculation of net tangible book value or revise accordingly.

The Company has revised the Dilution table on page 38 in response to this comment.

John Reynolds, Esq. United States Securities and Exchange Commission	January 17, 2007 Page 6 of 10

  Proposed Business, page 43

12.
We note your response to comment 28 of our letter dated November 17, 2006. We also note that your list of criteria on pages 45 and 46 are very similar to the criteria listed by almost every other blank check company, including those searching for companies not in your industry. Please revise to clarify that the initial shareholders and management decided to combine in this endeavor without a discussion about the criteria to be used to locate a target. Also, please revise to clarify how financial condition and result of operations is a criterion since all companies have some form of a financial condition. Revise to clarify how stage of development is a criterion as all companies have products or services that are at some stage of development. The same rationale applies to capital requirements, earnings and operating margins as all companies have capital requirements, earnings and operating margins.

The Company has revised the Registration Statement at the bottom of page 44 and at the top of page 45 in response to this comment.

13.
We note your response to comment 30 of our letter dated November 17, 2006. We reissue the comment. We note that you would be required to seek an independent advisor should a conflict arise. Please revise to clarify if that scenario would absolve management from performing their own valuation.

In the circumstance where there is no conflict the comment is also reissued. For instance, we have seen business combinations in which the management has not determined a value for the target and instead hired a third party to conduct due diligence and determine the value of the target. In such circumstance shareholders did not have any valuation that it could rely upon for its transaction because there was no management valuation and the third party’s valuation was disclosed as being meant for management only. The potential lack of a valuation for reliance would appear to be a material risk to shareholders.

Lastly, please revise to clarify if management is required to quantify the value of any target prior to entering into any asset purchase merger or business combination agreement as this issue is separate from any fairness opinion considerations.

The Registration Statement currently states at the top of page 46 that “[t]he fair market value of [a target] business will be determined by our board of directors based upon standards generally accepted by the financial community …” The Registration Statement goes on to specify certain situations in which the board of directors will be required to obtain an opinion from an unaffiliated, independent financial services firm.

John Reynolds, Esq. United States Securities and Exchange Commission	January 17, 2007 Page 7 of 10

Regardless of whether or not an opinion from an unaffiliated, independent financial services firm has been obtained, the board of directors will indicate, in the proxy statement distributed to our stockholders in connection with a proposed business combination, what the board determined the fair market value of the target business to be. The Company has revised the Registration Statement by adding a sentence to this effect at the end of the first paragraph on page 46.

14.	We note your response to comment 33 of our letter dated November 17, 2006. The comment was issued to seek revision in your prospectus, As such, we reissue the comment.

The Company has added what is now the fourth full paragraph on page 49 to the Registration Statement in response to this comment.

15.
We note your response to comment 34 of our letter dated November 17, 2006. We reissue the comment. In light of the uncertainty associated with the issue of liability, waivers, and creditors it is not clear how you could have disclosure addressing the possibility of claims affecting distribution of trust proceeds.

The Company has revised the Registration Statement in response to this comment by deleting what were the last two sentences of carry-over paragraph at the top of page 50 and replacing them with a new sentence that states clearly that there is uncertainty about the ability to obtain waivers and, even if such waivers are obtained, about their enforceability.

  Certain Relationship and Related Transactions, page 62

16.
We note your response to comment 38 of our letter dated November 17, 2006. We note that the initial shareholders who are entities are holding companies formed for the sole purpose of holding your shares. As such, please revise to discuss what other assets they have to satisfy the indemnification agreement.

The Company has revised the Registration Statement in response to this comment by adding the last two sentences to the second paragraph on page 64 of the Registration Statement.

John Reynolds, Esq. United States Securities and Exchange Commission	January 17, 2007 Page 8 of 10

17.
Please revise to clarify if there are additional owners in the listed entities that are not your current insiders. If there are such owners, considering the entities were formed for “the sole purpose of holding” your shares, it would appear that any other owners should be disclosed.

As stated on page 65 of the Registration Statement, Mr. Bar-Niv is the controlling stockholder of M.O.T.A. Holdings Ltd. Although we do not intend to disclose it in the Registration Statement, as we do not believe that it is required disclosure in that it is not material to prospective investors, the Company supplementally informs the Staff that Mr. Bar-Niv owns 99% of M.O.T.A. Holdings Ltd. and Mr. Bar-Niv’s wife owns the remaining 1% of M.O.T.A. Holdings Ltd. Mr. Bar-Niv is listed in the Principal Stockholder table.

With respect to FSGL Holdings Ltd, Dr. Yehoshua (Shuki) Gleitman is the sole stockholder of such entity. Dr. Yehoshua (Shuki) Gleitman is listed in the Principal Stockholder table.

With respect to OLEV Holdings Ltd, Ms. Liora Lev is the sole stockholder of such entity. Ms. Liora Lev is listed in the Principal Stockholder table.

As indicated in footnote (2) to the Principal Stockholders table, Shrem, Fudim, Kelner - Technologies Ltd. is a publicly-traded company, whose shares are traded on the Tel Aviv Stock Exchange. Its controlling stockholder is Shrem, Fudim, Kelner & Co. Ltd., and its remaining stockholders are entities and individuals who own shares of a publicly-traded company with a controlling stockholder. Their identities are not known to us, nor material to investors.

As indicated in footnote (3) to the Principal Stockholders table, Shrem, Fudim, Kelner & Co. Ltd. is a publicly-traded company, whose shares are traded on the Tel Aviv Stock Exchange. Its controlling stockholders are listed in footnote (3) to the Principal Stockholders table.

In summary, the Company respectfully submits that no additional disclosure to the Principal Stockholders table is required.

18.	Please revise to substantiate the disclosure that SFK is “one of the largest and most diverse private banking houses in Israel.”

The Company has revised the Registration Statement in response to this comment at the beginning of the bottom paragraph on page 63 by modifying the sentence to delete the clause referenced in the comment, as well as by adding the source of this information.

John Reynolds, Esq. United States Securities and Exchange Commission	January 17, 2007 Page 9 of 10

19.
We note the disclosure that you are able to pay either SFK entity finders fees. We also note that the SFK entities are initial stockholders. We further note that they are intimately involved in the investment of companies that appear to fit your search parameters. As such, the motivations of the SFK entities in becoming an initial shareholder and the only related party able to receive finder’s fees is material to investors understanding of this offering. While we are aware of disclosure in your Item 101 of Regulation SK disclosure about no efforts to date, please affirm here that the SFK entities did not take part in forming this company because of its current knowledge of possible investment candidates.

To date, neither the Company nor, based on representations made to the Company, any of its initial stockholders, officers or directors have identified any potential acquisition candidates. The Company can affirm, based on representations made to the Company by the SFK entities, that the SFK entities did not take part in forming, or making an investment in, the Company because of their current knowledge of any particular potential acquisition candidates. The Company has revised the Registration Statement by adding a sentence to this effect to the third full paragraph on page 63.

  SEC Position on Rule 144 Sales, page 72

20.
We note your response to comment 40 of our letter dated November 17, 2006 and the additional sentence on page 72. It is not clear why all of the currently outstanding shares would not be subject to the position discussed in this section. Further, it would assume that the noted position would also apply to the warrants and the shares underlying such warrants as the investment decision applicable to such warrants has already been made.

With respect to the first part of the comment, the shares held by SFK and SFKT are not included in this description because SFK and SFKT are neither promoters nor affiliates of the Company.

With respect to the second part of the comment, the Company has revised the Registration Statement in response to this comment by adding the requested disclosure concerning the warrants to page 71 of the Registration Statement, under the heading “SEC Position on Rule 144 Sales.”

John Reynolds, Esq. United States Securities and Exchange Commission	January 17, 2007 Page 10 of 10

* * * * * *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:	Duc Dang, Esq. (SEC) Moshe Bar-Niv (Advanced Technology Acquisition Corp.) Kenneth R. Koch, Esq. (Mintz Levin)